Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1:   Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

☐☐Yes   ☐☐No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Virtu Americas LLC ("VAL" or the "Firm") operates two MatchIt ATS ("MatchIt" or the "ATS") crossing sessions, a Main Session (the "Main Session") and a Conditional Session (the "Conditional Session"), as well as several other business units, which are described below. Any of the Firm's other business units may enter or direct orders to either session. The Firm's business units each use one or more technology platforms that have MPIDs associated with the platform. A single business unit can enter or direct orders to the ATS through more than one technology platform and consequently under more than one MPID.

Virtu Electronic Trading ("VET"). VET provides algorithms that are used by clients and the Firm's business units. VET algorithms enter or direct the entry of orders to MatchIt as agent when those orders are entered by clients into the algorithms or as principal or riskless principal when one of the other business units enters orders into the algorithms using the MPIDs: DTTX, GFLO, VALR, and VALX.

Virtu Client Market Making ("VCMM"). VCMM handles held and not held orders transmitted by other broker-dealers and held orders transmitted by institutions. The majority of these orders are SEC Rule 605 eligible orders and are handled and executed on a fully automated basis. VCMM sales and trading personnel handle larger and less liquid orders manually and can use VET algorithms in connection with their market making activities. VCMM enters or directs the entry of orders to MatchIt as principal, riskless principal and agent to acquire inventory to fill orders or to acquire positions for its own account using the following MPIDs: NITE, GFLO, VALR and VALX.

Virtu Institutional Trading ("Institutional Trading"). Institutional Trading handles not held orders transmitted by institutional clients and facilitates block transactions in single stocks. Institutional Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in connection with its client facilitation activities using the following MPIDs: NITE, GFLO, and VALX.

Virtu ETF Trading ("ETF Trading"). ETF Trading makes markets on exchanges and facilitates block transactions in exchange traded products for broker-dealer and institutional clients. ETF Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in ETFs and singles stocks using the MPID VALX.

Virtu Principal Market Making ("VPMM"). VPMM is a market maker in NMS equity securities. VPMM enters or directs the entry of orders as principal to both MatchIt crossing sessions utilizing the MPID VIRT.

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

☐☐Yes   ☐☐No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

As is described in Part II, Item 1(a) and Part III, Item 5(c), the Firm's business units utilize electronic algorithms that can enter or direct orders to the ATS. As is described in Part III, Item 9(b), only VAL and VAL Affiliates are permitted to enter conditional orders and interests into the Conditional Session. As is described in Part III, Item 14(b), only VAL business units and VAL Affiliates are permitted to utilize order instructions that limit interactions with certain principal orders of VAL and its Affiliates ("Virtu Principal Opt Out"). See Part II, item 3(a). These instructions are not available to subscribers who enter orders directly into MatchIt ("Direct Subscribers").

    c   Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

      ☐☐Yes   ☐☐No

      If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

    d.   Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?

      ☐☐Yes   ☐☐No

      If yes, respond to request in Part III, Item 16 of this form.

Item 2:   Affiliates Trading Activities on the ATS

    a.   Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

      ☐☐Yes   ☐☐No

      If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The following entities are U.S. Affiliates of the Firm that can enter or direct the entry of orders to either MatchIt crossing session:

~~Virtu Financial BD LLC ("VFBD") is a U.S. broker-dealer that is a market maker in NMS equity securities. VFBD enters or directs the entry of orders as principal to both MatchIt crossing sessions utilizing the MPID VIRT.~~

Virtu Financial Capital Markets LLC ("VFCM") is a U.S. broker-dealer that provides algorithms and routing services to VAL, which is VFCM's only client. VAL transmits orders to VFCM that originate from VCMM, the Institutional Desk, the ETF Desk and VET. VFCM enters or directs the entry of all orders received from VAL, irrespective of the capacity transmitted by VAL to VFCM, as agent to both MatchIt crossing sessions utilizing the MPID EWTT.

Virtu ITG LLC ("VIL") is a U.S. broker-dealer that provides execution services to clients and operates the POSIT ATS ("POSIT"). VIL ordinarily enters or directs the entry of orders as agent utilizing the MPID ITGI. VIL does not trade for its own account in the ordinary course but may enter or direct the entry of orders as principal in connection with errors or accommodations.

VAL, VFCM and VIL enter or direct the entry of orders for other Affiliates, including Virtu AlterNet LLC, a U.S. broker-dealer that provides net trading and step out services to other broker-dealers utilizing the MPID ALTX, and on behalf of non-U.S. Affiliates in Canada, the EU region, and the Asia Pacific region. The Firm's non-U.S. Affiliates trade for their own accounts and provide services to clients globally. VAL, VFCM and VIL enter or direct orders to the ATS for these Affiliates as agent or riskless principal using a VAL MPID in the case of VAL entering the order, a VFCM MPID in the case of VFCM entering the order or a VIL MPID in the case of VIL entering the order.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

☐☐Yes   ☐☐No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

Only VAL and VAL Affiliates are permitted to enter orders into the Conditional Session. See, Part III, Items 7, 9, and 11 for information about the Conditional Session. Only VAL business units and VAL Affiliates are permitted to utilize order instructions that limit interactions with certain Virtu principal order flow. These instructions are not available to Direct Subscribers. See Part III, Item 7 for information on order types and available instructions.

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐☐Yes   ☐☐No

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

☐☐Yes   ☐☐No

If yes, respond to the request in Part III, Item 16 of this form.

Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-

Dealer Operator in the NMS Stock ATS?

☐☐Yes   ☐☐No

If yes, explain the opt-out process.

The Firm and its Affiliates provide algorithms to clients which enter or direct the entry of orders to MatchIt and other trading centers. These clients are Indirect Subscribers of the ATS. The Firm makes the Virtu Principal Opt Out available only to these Indirect Subscribers. This opt out will prevent interaction with VAL orders submitted under the MPIDs NITE, VALX and ~~VALX~~VIRT. See, Part III, Item 7 addressing order types and instructions; and Part III, Item 14 addressing counterparty selection.

Indirect Subscribers may not opt out of interaction with principal orders related to the facilitation of client orders. Direct Subscribers are broker-dealers, including VAL, VAL affiliates, and clients that have been approved to send orders directly to MatchIt. Clients acting as a Direct Subscribers do not have the option to opt out of interacting with the orders and trading interest of the Broker-Dealer Operator.

For Indirect Subscribers opting out of interacting with eligible orders, the Firm sets a configuration in the Indirect Subscriber's algorithmic profile settings. When the algorithms enter or direct an order to MatchIt, the configuration is checked and an opt-out instruction is placed on the FIX Protocol message. The ATS's matching logic reads these messages to determine which orders are eligible for matching.

    b.   Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?

☐☐Yes   ☐☐No

If yes, explain the opt-out process.

~~The Firm and certain Affiliates provide algorithms to clients which enter or direct the entry of orders to MatchIt and other trading centers. These clients are Indirect Subscribers of the ATS. The Firm permits only these Indirect Subscribers to have their orders and trading interests opt out of interacting with certain principal orders and trading interests of affiliates of the Broker-Dealer Operator of the ATS. This opt out will prevent interaction with orders submitted by VAL's Affiliate VFBD under the MPID VIRT.~~

~~Indirect Subscribers may not opt out of interaction with principal orders related to the facilitation of client orders. Direct Subscribers do not have the option to opt out of interacting with the orders and trading interest of affiliates of the Broker-Dealer Operator.~~

~~For Indirect Subscribers opting out of interacting with eligible orders, the Firm sets a configuration in the Indirect Subscriber's algorithmic profile settings. When the algorithms enter or direct an order to MatchIt the configuration is checked and an opt-out instruction is placed on the FIX Protocol message. The ATS's matching logic reads these messages to determine which orders are eligible for matching.~~

    c.   If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?

☐☐Yes   ☐☐No

If no, identify and explain any differences.

The option to opt out is not available to Direct Subscribers of the ATS. It is only available to clients of the ATS

Broker-Dealer Operator and its Affiliates who use algorithms provided by the ATS Broker-Dealer Operator and its Affiliates.